KW 3/8

SEC
Mail Processing

MAR 01 2013

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SICOR Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Poe Avenue, Suite 105
(No. and Street)

Dayton (City) Ohio (State) 45414 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Merrick 1-888-221-3101 ext. 141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Manning & Associates CPAs, LLC
(Name – *if individual, state last, first, middle name*)

6105 North Dixie Drive , PO Box 13449 (Address) Dayton (City) Ohio (State) 45413 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013885

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Gregory L. Merrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SICOR Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

NOTARIAL SEAL STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

TOGETHER WITH

INDEPENDENT AUDITORS' REPORT

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

Manning Associates
Certified Public Accountants, LLC
John M. Manning, CPA • Sandra L. Comer, CPA • John C. Bensman, CPA • John M Keller, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

Report on Financial Statements

We have audited the accompanying statement of financial condition of Sicor Securities, Inc., (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities., Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898-3167 | Fax (937) 898-9202 | Email: dayton@manningcpallc.com

Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492-0386 | Fax (937) 492-3262 | Email: sidney@manningcpallc.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 26, 2013

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	166,072
Commissions Receivable		29,153
Other Receivables		90,597
Tax Benefit Receivable		83,000
Prepaid Expenses		5,609
	$	374,431

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions Payable	$	46,374
Accounts Payable, Trade		13,434
Accrued Expenses		17,696
Loan Payable		50,000
	$	127,504
Stockholders' Equity:		
Common Stock - No Par Value, 500 shares authorized, 101 shares issued and outstanding	$	500
Additional Paid-In Capital		1,034,114
Retained Deficit		(787,687)
Total Stockholders' Equity	$	246,927
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	374,431

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions	$	650,690
Solicitation Fees		951,300
Interest		1,077
Advisory Fees		123,492
Other Income		233,196
	$	1,959,755
Expenses:		
Commission Expense	$	1,391,258
Clearing and Service Fees		151,401
Contract Labor		265,411
Advertising		7,000
Arbitration Settlement		
Auto Expense		7,232
Bad Debt Expense		
Computer Consulting		35,500
Consultants		21,000
Dues and Subscriptions		7,281
Education		1,267
FINRA Sanction		50,000
Commercial Activity Tax		1,833
Insurance		7,821
Internet Access Fees		585
License Expense		43,707
Maintenance and Repairs		129
Marketing		30,232
Office Supplies and Expense		7,541
Other Operating Expenses		21,240
Professional Fees		49,243
Rent		8,063
Telephone		251
Travel and Entertainment		21,268
	$	2,129,263
Income (Loss) Before Income Taxes	$	(169,508)
Provision for Income Taxes (Benefit)		(50,000)
Net Income (Loss)	$	(119,508)

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock Common Shares		Amount		Additional Paid-in Capital		Retained Deficit		Total Stockholders' Equity
Balance at January 1, 2012	101	$	500	$	1,034,114	$	(668,179)	$	366,435
Net Income (Loss)					-		(119,508)		(119,508)
Balance at December 31, 2012	101	$	500	$	1,034,114	$	(787,687)	$	246,927

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:		
Net Income (Loss)	$	(119,508)
Adjustments to reconcile net income (Loss)		
to net cash used by operating activities:		
(Increase) Decrease in Operating Assets:		
Commissions Receivable		196,919
Accounts Receivable, Other		46,348
Prepaid Expenses		(5,609)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		(133,877)
Accounts Payable, Trade		(8,166)
Other Liabilities		(9,965)
Net Cash provided (Used) by Operating Activities	$	(33,858)
Increase (Decrease) in Cash	$	(33,858)
Cash at Beginning of the Year		199,930
Cash at End of the Year	$	166,072

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

The Company was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of TIS Holdings, Inc. (Parent). Management has represented that TIS Holdings, Inc. had no material transactions other than with Sicor Securities, Inc. as disclosed in Note 3 during the period ended December 31, 2012 and further that these financial statements do not include any transactions associated with TIS Holdings, Inc. Accordingly, these financial statements do not include TIS Holdings, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced too. It is the Company's policy to review, as necessary, the credit standing of each counter party.

ADVERTISING

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were $7,000 for the year ended December 31, 2012.

ACCOUNTS RECEIVABLE

Management believes that all accounts receivable as of December 31, 2012 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2012.

SICOR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

The Company did not own property and equipment during the year. However, it continued to utilize furniture and fixtures transferred to its Parent in 2002 (See Note 3). Maintenance and repairs charged to expense were incurred on property and equipment leased by the Parent to the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2013, the date on which the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosures and/or adjustments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable. The carrying values of financial instruments are representative of their fair values due to their short-term maturities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

COMMISSIONS

Commissions and related clearing expenses are recorded an a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term on the contract.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $50,490, which was $37,740 in excess of its required net capital of $8,500. The Company's net capital ratio was 2.53 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2012, the Company had $83,000 Tax Benefit Receivable due from its Parent. This resulted from net operating loss benefits utilized by Parent on the consolidated income tax returns (see Note 4).

Included in other receivables on the balance sheet is $56,085 due from related parties. $35,542 is due for corporate officer and $20,542 is due from a sister company.

The Company incurred charges as contract labor expense in connection with services rendered during the year by its Parent under an agreement entered into in 2002. The Company also utilized property and equipment owned by its Parent. In addition, the Company also paid the Parent for repairs and operating expenses (see Note 1).

The Expenses paid during the year are summarized as follows:

Contract Labor	$265,411

NOTE 4 – PROVISION FOR INCOME TAXES

Sicor Securities, Inc. files consolidated income tax returns with its Parent. Sicor Securities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded a tax benefit provision of ($50,000) for the year ended December 31, 2012. At December 31, 2012, the Company has net operating loss carry forward of approximately $243,746 which expire in the years 2023 through 2029.

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized.

Management has evaluated income tax position taken or expected to be taken, if any, on income tax returns filed with its parent and the likelihood that, upon examination by relevant jurisdictions, those income tax positions would be sustained. Based on the results of this evaluation management determined there are no positions that necessitated disclosures and/or adjustments.

The consolidated income tax return filed with its parent is not subject to examination by U.S. federal tax authorities for tax years before 2008.

NOTE 5 – SUBORDINATED BORROWINGS

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value. Accordingly, in connection with subordinated borrowings the Company issued one (1) share of stock during 1999.

The company continues to negotiate for redemption of one (1) share of stock with a previous holder of subordinated debt, which was not extended beyond November 14, 2004. The balance due of $50,000 is reflected as a loan payable in these financial statements.

NOTE 6 – OPERATING LEASE COMMITMENT

The Company leases its facility under an operating lease agreement signed in November of 2006. The lease requires a base rent for the first 12 months of $712 per month beginning March 1, 2007. Each March for the remaining term of the lease, the monthly base rent will increase with any percentage increase in the Consumer Price Index. The term of this lease agreement expires February 28, 2013. A provision in the lease states that the Company will have the option to renew the lease for five years.

Future minimum annual rent payments required under the operating lease as of December 31, 2012 are as follows:

Year Ending December 31,	
2013	1,424
	$1,424

On February 1, 2013 the Company entered into a new lease agreement with PB Real Estate, LLC for existing leased space. The new lease begins March 1, 2013 and ends June 30, 2016. The Company was able negotiate the initial four months at $0 per month and the remaining 36 payments at $601.66 per month.

NOTE 7 – PENDING FINRA DEFICIENCIES

In April 2012, the Financial Industry Regulatory Authority (FINRA) performed an examination of Sicor Securities, Inc's (SICOR) financial records and compliance with Broker Dealer Regulations. FINRA's examination team informed SICOR they had multiple deficiencies.

FINRA notified SICOR prior to December 31, 2012 that in intended to recommend disciplinary action against SICOR for the following deficiencies / violations, NASD Rule 2210 and FINRA Rule 2010, NASD Rule 3010, SEC Rule 17a-4, NASD Rule 3110, Article IV, Section 8 of FINRA's By-Laws, NASD Rule 3012, FINRA Rule 3130, NASD Rule 3011, and FINRA Rule 3310.

As of the date of the audit report FINRA has yet to notify SICOR's management team of the pending disciplinary action. The disciplinary action from FINRA could potential be a fine in an undeterminable dollar figure at this time. The potential fine may are may not have a material impact on SICOR's financial condition.

NOTE 8 – GOING CONCERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company continues to recruit independent brokers through its own marketing efforts and strategic partnerships with a variety of insurance marketing organizations to assist them with the approval, training and general supervision of the sale of equity indexed annuities by its brokers. These agreements have opened up an additional source of revenue that was previously unavailable. Additionally, the Company is continuing its mentoring program to assist in training the brokers with financial planning, case design, placement and sales and marketing support. The Company believes the mentoring program and the strategic partnerships will accelerate the relationship between the new independent broker and the Company, which will assist in generating additional revenue more rapidly.

The Company continues to reduce operating expenses and liabilities to its vendor relationships. The Company continues to rely on its parent, TIS Holdings, Inc. to infuse capital, as necessary to maintain proper net capital and debt to debt-equity ratios.

SUPPLEMENTARY INFORMATION

SICOR SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Net Capital		
Total Stockholders' Equity		$ 246,927
Add Subordinated Borrowings Allowable in Computation of Net Capital		-
Total Capital and Allowable Subordinated Borrowings		$ 246,927
Deductions and/or Charges:		
Other Receivables	$ 90,596	
12b-1/Service Fees	11,040	
Tax Benefit Receivable	83,000	
Haircuts on Securities	769	
Other Assets	11,032	
Total Deductions		196,437
Net Capital		$ 50,490
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Commissions Payable		$ 46,374
Accounts Payable		13,434
Accrued Expenses		17,696
Loan Payable		50,000
Total Aggregate Indebtedness		$ 127,504
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 8,500
Total		$ 8,500
Excess Net Capital at 1000 Percent		$ 37,740
Ratio: Aggregate Indebtedness to Net Capital		2.53 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net Capital as Reported in Company's Part II (Unaudited) Focus Report		$ 45,389
Other Audit Adjustments, Net		5,101
Net Capital Per Above		$ 50,490

The accompanying notes are an integral part of these financial statements

Manning Associates
Certified Public Accountants, LLC
John M. Manning, CPA • Sandra L. Comer, CPA • John C. Bensman, CPA • John M Keller, CPA

Report on Internal Control Required
By SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Sicor Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898-3167 | Fax (937) 898-9202 | Email: dayton@manningcpallc.com

Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492-0386 | Fax (937) 492-3262 | Email: sidney@manningcpallc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 26, 2013

Manning Associates
Certified Public Accountants, LLC
John M. Manning, CPA • Sandra L. Comer, CPA • John C. Bensman, CPA • John M Keller, CPA

Independent Accountants' Report on Appling Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Sicor Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or other specified parties of report, solely to assist you and the other specified parties in evaluating Sicor Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sicor Securities, Inc.'s management is responsible for the Sicor Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Sicor Securities, Inc. cash disbursement accounting journal noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers maintained by Sicor Securities, Inc. noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers maintained by Sicor Securities, Inc. supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 26, 2013

Dayton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
(937) 898-3167 | Fax (937) 898-9202 | Email: dayton@manningcpallc.com

Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
(937) 492-0386 | Fax (937) 492-3262 | Email: sidney@manningcpallc.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033445 FINRA DEC
SICOR SECURITIES INC 16*16
6500 POE AVE STE 105
DAYTON OH 45414-2693

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 46
B. Less payment made with SIPC-6 filed (**exclude interest**) (26)
7/26/12
Date Paid
C. Less prior overpayment applied (0)
D. Assessment balance due or (overpayment) 20
E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
F. Total assessment balance and interest due (or overpayment carried forward) $ 20
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20
H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SICOR Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 11th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,959,755
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,683,923
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	24,576
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service Fee - CATs, Fee Income - Reps, Int, Postage, Misc (Deductions in excess of $100,000 require documentation)	232,713 ~~233,353~~
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,941,212
2d. SIPC Net Operating Revenues	$ 18,543
2e. General Assessment @ .0025	$ 46 (to page 1, line 2.A.)